Mail Stop 4720

October 14, 2010

Rene F. Jones
Chief Financial Officer
M&T Bank Corporation
One M&T Plaza
Buffalo, NY 14203

      Re: **M&T Bank Corporation**
              Form 10-K for the fiscal year ended December 31, 2009
              File No. 1-9861

Dear Mr. Jones:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Amit Pande
                    Accounting Branch Chief